UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

ANNUAL GENERAL MEETING, RECORD DATE AND FINAL DIVIDEND INFORMATION
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2

ANNUAL GENERAL MEETING, RECORD DATE AND FINAL DIVIDEND INFORMATION

Infosys Limited (“Infosys” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission this Report on Form 6-K regarding the stock exchanges intimation dated May 15, 2020 and newspaper advertisement that was disseminated to the stock exchanges on May 18, 2020. Both these intimations are pertaining to the Company’s upcoming 39th Annual General Meeting which will be held on Saturday, June 27, 2020 over video conference, record date for final dividend which is fixed as Monday, June 1, 2020 and other related information to shareholders.

Copies of the intimations as disseminated by Infosys Limited to the stock exchanges in this regard is attached to this Form 6-K as Exhibit 99.1 and 99.2 respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: May 19, 2020	Inderpreet Sawhney General Counsel and Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Annual General Meeting and Record Date for final dividend
99.2	Newspaper advertisement titled “39th Annual General Meeting to be held over video conference, record date and final dividend information”